                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*
                                      OF
                         TWEEDY, BROWNE COMPANY L.P.

                             (AMENDMENT NO. 3)*
                                      OF
                              TBK PARTNERS, L.P.

                             (AMENDMENT NO. 3)*
                                      OF
                           VANDERBILT PARTNERS, L.P.

                     AMERICAN REAL ESTATE PARTNERS, L.P.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

           DEPOSITORY UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  028169109
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                JOHN D. SPEARS
                             52 VANDERBILT AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 916-0600
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               OCTOBER 28, 1995
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 029169109                                          Page 2  of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    TWEEDY, BROWNE COMPANY L.P. ("TBC")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) / /
                                                                                                                    (b) /X/

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER    TBC has sole voting power with respect to 785,860 units held in certain TBC accounts (as hereinafter defined).  Additionally, certain of the general partners of TBC may be deemed to have sole power to vote certain units as more fully set forth herein.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      0 units, except that certain of the general partners of TBC may be deemed to have sole power to dispose of certain units as more fully set forth herein.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               894,750 units held in accounts of TBC (as hereinafter defined).
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  894,750 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   /X/

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.48%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                    BD, IA & PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 029169109                                          Page  3 of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     TBK PARTNERS, L.P. ("TBK")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) / /
                                                                                                                    (b) /X/

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                  WC and BK
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER   103,700 units, except that the general partners in TBK solely by reason of their positions as such, may be deemed to have shared power to vote these units.

   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      103,700 units, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these units.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0 units
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   103,700 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.75%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                      PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 029169109                                           Page 4 of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   VANDERBILT PARTNERS, L.P. ("VANDERBILT")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) / /
                                                                                                                    (b) /X/

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                 WC and BK
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER  10,000 units, except that the general partners in Vanderbilt solely by reason of their positions as such, may be deemed to have shared power to vote these units.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      10,000 units, except that the general partners in Vanderbilt, solely by reason of their as such, may be deemed to have shared power to vote these units.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0 units
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    10,000 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   / /

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.07%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                   PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PRELIMINARY NOTE

          This Amendment is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Depository Units Representing Limited Partnership Interests of American Real Estate Partners, L.P. and is prompted by an examination by the filing persons on October 28, 1995 of the Issuer's report
on Form 10-Q for the quarter ended March 31, 1995.   However, the filing of
this Amendment should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Depository Units Representing Limited Partnership Interests of American Real Estate Partners, L.P. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated as of September 30, 1993, which was amended on November 23, 1993, and June 17, 1994. Pursuant to
Item 101(a)(2)(ii) of Regulation S-T, this Amendment also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to American Real Estate Partners, L.P.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Depository Units Representing Limited Partnership Interests (the "Units"), of American Real Estate Partners, L.P. (the "Company"), which, to the best knowledge of the persons filing this
Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 90 South Bedford Road, Mt. Kisco, New York 10549.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding Units that may be deemed to be beneficially owned by TBC. Such Units are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears
(the "General Partners").   By reason of their positions as such, the general
partners of TBK may be deemed to control TBK and the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

        (b) The business address of each of TBC, TBK, Vanderbilt, the General Partners and Thomas P. Knapp is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is
serving as such for TBC, TBK and Vanderbilt.   The present principal occupation
of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

         (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBC, TBK and Vanderbilt is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of Units with respect to which TBC may be deemed to be the beneficial owner is 894,750 Units (the "TBC Units"), all of which Units were purchased in open market transactions. The aggregate cost of the TBC Units, including brokerage commissions, was $7,298,276.

         The TBC Units are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional Units, if additional Units are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Units. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 103,700 Units (the "TBK Units"), all of which Units were purchased in open market transactions. (TBK and certain of the general partners in TBK, who are also general partners of TBC and Vanderbilt may also be deemed to be the indirect beneficial owners of certain other Units, as set forth in Item 5 hereof.) The aggregate cost of the TBK Units, including brokerage commissions, was $910,856.

         It is expected that funds used by TBK to purchase additional units, if additional units are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Units. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Units. TBK reserves the right to include all or any of the Units owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 10,000 Units (the "Vanderbilt Units"), all of which Units were purchased in open market transactions. (Vanderbilt and certain of the general partners in Vanderbilt, who are also general partners in TBC and TBK may also be deemed to be the indirect beneficial owners of certain other Units, as set forth in Item 5 hereof.) The aggregate cost of the Vanderbilt Units, including brokerage commissions, was $77,303.

         It is expected that funds used by Vanderbilt to purchase additional Units, if additional Units are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Units. Vanderbilt reserves the right to include all or any of the Units owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC, TBK and Vanderbilt has acquired the Units owned by it for investment purposes and for none of the reasons enumerated in Item 4 of
Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Units, the TBK Units and the Vanderbilt Units, respectively, or may acquire additional Units from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional Units in the open market, depending upon the price of the Units from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 894,750 Units, which constitutes approximately 6.48% of the 13,812,800 Units which TBC believes to be the total number of Units outstanding. The TBC Units are held in the TBC Accounts.

         Also included in the TBC Units are 15,605 Units held in certain TBC Accounts, of which John D. Spears, a general partner in TBC, TBK and Vanderbilt, may be deemed to beneficially own directly. Of these 15,605 Units, 14,000 Units are held in a TBC Account for John D. Spears and 1,605 Units are held jointly in a TBC Account for John D. Spears and his wife.

         As of the date hereof, TBK beneficially owns directly 103,700 Units, which constitutes approximately 0.75% of the 13,812,800 Units which TBK believes to be the total number of Units outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 10,000 Units, which constitutes approximately 0.07% of the 13,812,800 Units which Vanderbilt believes to be the total number of Units outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the Units held in the TBC Accounts. The aggregate number of Units with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,008,450 Units, which constitutes approximately 7.30% of the 13,812,800 Units, which the filing persons believe to be the total number of Units outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Units.

         The aggregate number of Units and percentage of Units with respect to which each of the General Partners may be deemd to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,008,450 Units, which constitutes approximately 7.30% of the 13,812,800 Units outstanding. The aggregate number of Units and percentage of Units with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 103,700 Units which constitutes approximately 0.75% of the 13,812,800 Units outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any Units, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Units held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any Units.

         (b) TBC has investment discretion with respect to 894,750 Units held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such Units. Of these Units, TBC has sole power to vote or to direct the voting of 785,880 Units held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the Units held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 785,880 Units held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Units. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Units.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Units. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Units.

                 John D. Spears may be deemed to have (i) sole or shared power to dispose of or to direct the disposition of and (ii) sole or shared power to vote or direct the vote of 15,605 Units held in certain TBC Accounts as set forth in Item 5(a) herein.

         (c) During the sixty-day period ended as of the date hereof, there have been no transactions in Units effected by TBK or Vanderbilt. During the sixty-day period ended as of the date hereof, TBC has purchased and sold Units in open market transactions, as follows:

REPORTING                                  NO. OF SHARES            NO. OF           PRICE
PERSON           DATE                      PURCHASED                SHARES SOLD      PER SHARE
TBC Accounts     12/08/95                                           1,305            $8 3/8
                 12/12/95                  5,600                                     $8 3/8
                 12/13/95                 14,900                                     $8.4874
                 12/14/95                 12,600                                     $8 1/2


         To the best knowledge of each of the filing persons, none of the other persons named in response to paragraph (a) has effected any transactions in the Units during the sixty day period ended as of the date hereof.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Units, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Units, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                   SIGNATURE


         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                                 TWEEDY, BROWNE COMPANY L.P.


                                                 By  /s/ Christopher H. Browne
                                                     -------------------------
                                                     Christopher H. Browne
                                                     General Partner


                                                 TBK PARTNERS, L.P.


                                                 By  /s/ Christopher H. Browne
                                                     -------------------------
                                                     Christopher H. Browne
                                                     General Partner


                                                 VANDERBILT PARTNERS, L.P.


                                                 By  /s/ Christopher H. Browne
                                                     -------------------------
                                                     Christopher H. Browne
                                                     General Partner


Dated: December 18, 1995